Exhibit 99.3

Investor contact:	Jérôme Arnaud
+33 (0) 6 07 35 80 87

+1 (650) 567-8103

jarnaud@ilog.com

Bernard Compagnon

Gavin Anderson & Company +44 20 7554 1400 (London)

Press contact:	Susan Peters, ILOG
+1 (650) 567-8109

speters@ilog.com

Paris, October 26, 2006

ILOG INVESTS IN PRIMA SOLUTIONS

PARIS – October 13, 2006 – ILOG® (NASDAQ: ILOG; Euronext: ILO, ISIN: FR0004042364) today announced it will pay €3.3M ($4.1 million) to acquire 33 percent ownership in Prima Solutions, a Paris-based provider of insurance software platforms. The move is expected to strengthen the partnership between the two companies and support the deeper penetration of ILOG’s business rule management systems (BRMS) in the insurance industry through a closer business and technical relationship. Prima is also an ILOG independent software vendor (ISV) partner.

Prima Solutions’ domain and technical expertise in the insurance space is captured in Prima IBCS™, an extensive insurance object model that makes it easier and faster for insurance carriers to build underwriting and claims processing applications. The model is designed to reduce the costs and risks associated with the deployment of a distributed Service Oriented Architecture (SOA) through an incremental approach. It is the result of several years of R&D by insurance experts and object-oriented specialists and documents over 100 core processes and 1,000 classes spanning Life, Property & Casualty and Reinsurance. Prima’s customers include Kiln, Farm Bureau, B2V, CNP Assurances, Swiss Life, Groupama / Gan and AGPM.

The agreement will have no material impact on ILOG’s net revenues or operating expenses and the transaction is not expected to have a significant impact on the company’s FY07 net income.

About ILOG

ILOG delivers software and services that empower customers to make better decisions faster and manage change and complexity. Over 2,500 corporations and more than 465 leading software vendors rely on ILOG's market-leading business rule management system (BRMS), optimization and visualization software components, to achieve dramatic returns on investment, create market-defining products and services, and sharpen their competitive edge. ILOG was founded in 1987 and employs more than 730 people worldwide. For more information, please visit http://www.ilog.com.

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ILOG is a registered trademark of ILOG Inc and ILOG S.A. All other trademarks are the property of their respective owners.